SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January 2011

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒        Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐        No   ☒

Investors Presentation Strategic partnership with Oi 26 January 2011

Important notice This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not statements of historical fact, and reflect goals of the company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts,” "projects" and "targets" and similar words are intended to identify these forward-looking statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company's current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

Overview of the transaction (1/2) Strategic investment in Oi was announced on 28 July with PT securing significant governance rights and proportional consolidation Deal was conditional on PT achieving a minimum economic stake of 22.38% in Oi, a maximum cash disbursement of R$ 8.4bn and a maximum EV/EBITDA multiple of 6.3x On 29 October the Brazilian Telecom Agency (ANATEL) approved the proposed transaction All contracts governing the transaction have now been finalised and executed All envisaged governance rights have been maintained in accordance with the strategic nature of this investment and thus PT will proportionately consolidate its investment in Oi Transaction announced ANATEL Contracts PT delivers on announcement made in July 2010, targeting to complete the transaction by the end of March 2011, and secures exposure to high growth Brazilian market and diversification of its businesses in core geographies PT to proportionally consolidate 25.6% of Oi and 44.4% of CTX Expected overall net cash disbursement by PT of R$ 8.2bn in both transactions Cash disbursement Contax - Dedic / GPTI The parties have also agreed on the rearrangement of CTX, controlling holding of Contax (contact centre), and the merger of Contax and Dedic / GPTI (contact centre and BPO) which will create significant synergies for all shareholders

Related to AG & LF, BNDES & Pension Funds BNDES, Previ, Petros and Funcef will not participate in TmarPart’s capital increase TmarPart to maintain control of TNL, raising debt to subscribe in the rights issue AG & LF to use part of the proceeds received from PT to participate in Tmar capital increase PT stake in TmarPart increases to 12.1% (previously expected to be 10%) Related to the acquisition of CTX and merger of Dedic/GPTI with Contax Contax and Dedic / GPTI merge Acquisition of BNDES, Previ, Funcef and Petros stakes in CTX¹ (holding company of Contax²) by PT, AG & LF PT acquires 16.2% of CTX, then raises its stake to 19.9% (direct) through the contribution of part of the Contax shares received in the merger with Dedic / GPTI ³ PT to receive net cash of approximately ~ R$ 0.2 billion3 which comprise: Reimbursement of PT’s shareholders loans in Dedic / GPTI by Contax Sale to CTX of a part of Contax shares received in the merger with Dedic / GPTI PT is free to monetise the remaining Contax PN shares received, currently worth R$ 86 mn, as per current market prices4 Consolidation PT will consolidate 25.6% of TmarPart as from 1 April, depending on the execution of the market transactions, and 44.4% of CTX, which consolidate 100% of TNL and Contax, respectively Note: (1) CTX Participações S.A (“CTX”); (2) Contax Participações S.A. (“Contax”); (3) Assumes merger of Contax and Dedic / GPTI at the proposed exchange ratio; (4) Indicative. Considering the average price of last 60 days Overview of the transaction (2/2)

Shareholding structure of Oi and Contax on completion of transaction AG Telecom LF Tel Fundação Atlântico BNDES/ Funds Post-transaction Oi shareholder structure Telemar Participações Telemar Norte Leste (TMAR) Tele Norte Leste Participações (TNL) 37.7% 11.5% 19.4% 19.4% 12.1% 35% 35% AG Telecom LF Tel Fundação Atlântico Post-transaction CTX shareholder structure CTX Participações S.A. Contax Contax Participações S.A. (CTAX) 10.2% 35% 35% 19.9% 35% 35% PT’s direct and indirect stake of 25.6% PT’s direct and indirect stake minimum of 22.38% PT’s direct and indirect stake of 44.4% PT’s direct and indirect stake of 19.5% tbd tbd

Step #2 Step #1 Oi – Transaction details TmarPart + Other Assets TNL Capital Increase Call for a capital increase in TNL amounting to R$ 12 billion TmarPart subscribes at least R$ 1.4 billion and maintains control of TNL Description PT’s Disbursement R$ 5.1 billion Up to R$ 3.25 billion (expected to be R$ 1.6 billion) Call for a capital increase in Tmar amounting to R$ 12.0 billion Tmar Capital Increase Up to R$ 3.25 billion (expected to be R$ 1.65 billion) Acquisition of a 35% stake in AG and LF Capital increase at TmarPart - only PT, AG, LF and FASS subscribe new shares Equity from PT, AG and LF: R$ 0.8 billion New debt to be raised at TmarPart – estimated at R$ 0.6 billion PT direct stake in TmarPart after capital increase: 12.1% (previously expected to be 10%)

Contax to acquire Dedic / GPTI from Portugal Telecom in shares at a proposed exchange ratio of 0.0363 Contax shares for each Dedic / GPTI share Pursuant to CVM’s Instruction 35, an independent committee will be set up to analyse the exchange ratio and make a recommendation to Contax’s Board of Directors Contax to issue ON and PN shares (current ratio) Step #3 CTX and Contax / Dedic GPTI – Transaction details Portugal Telecom to subscribe a capital increase at CTX, using Contax’s ON shares, increasing its direct stake to 19.9% CTX to acquire R$ 49.7 mn in Contax shares held by PT Acquisition of a 44.2% stake of CTX owned by BNDES, Previ, Funcef and Petros for R$ 316 mn, by AG Telecom (R$ 100 mn), LF Tel (R$ 100 mn) and Portugal Telecom (R$ 116 mn) (R$ 116 million) PT / CTX Description PT’s net cash and equivalents Step #2 PT buys stake in CTX Step #1 Merger Contax – Dedic / GPTI R$ 50 million (1) Contax to amortise the R$ 162.6 mn (estimated as at December) intercompany loans that Dedic / GPTI has with PT R$ 163 million Step #4 Shareholders loan Portugal Telecom to receive 2.782 mn of Contax PN shares (part of the free float), representing 7.0% of total PN shares and 4.3% of total capital Securities currently worth R$ 86 mn, considering the price of R$ 31.0 per share (5.2x EBITDA LTM) Step #5 Stake in liquid Contax shares R$ 86 million (2) Notes: (1) Assumes merger of Contax and Dedic / GPTI at the proposed exchange ratio (2) Indicative. Considering the average price of last 60 days.

Corporate Governance Highlights Overview of key shareholders rights (1/2) Shareholders Agreement at AG / LF level Qualified majority required (hence PT’s approval) on same matters as in the TmarPart shareholders agreement, namely: Amendments to the bylaws; Mergers and acquisitions and shareholders agreements; Dissolution of the Company or of any of its Relevant Subsidiaries; Capital increases or decreases; Annual budget and investments PT participates in the appointment of the Chief Executive Officers of Oi and the Relevant Subsidiaries Rights attributed to PT will enable it to proportionally consolidate TmarPart (25.6%) Lock-up for a five year period at AG/LF/TmarPart PT to have several rights, including a right of first refusal over non control sales and a right of first offer and tag-along rights in case of a control sale TmarPart Shareholders Agreement PT will have same rights as remaining partners at TmarPart level, which include a right of first refusal and a right to purchase TmarPart shares in the event of a change of control at AG/LF PT has also granted reciprocal rights, which include a right of first refusal on its sale of shares as well as a call in the event of a change of control of PT

Corporate Governance Highlights Overview of key shareholders rights (2/2) PT will be entitled to nominate executives at TmarPart and TNL Board One member of the Board of TmarPart (plus one alternate) and one Director Two members of the Board of TNL (plus two alternates) PT will participate in several committees in place or to be created in the relevant subsidiaries of TmarPart (including committees dedicated to finance, human resources, risks and contingencies, among others) PT will appoint the President of the Committee of Engineering & Network, Technology & Innovation and Product Offering that will be created CTX Shareholders Agreement: PT will have similar rights to the ones granted in AG/LF Shareholders Agreement

Timetable of Oi and Contax transactions

January 2011 | 1Q11 | 2Q11

T_0 = 25 January 2011
- Signing of SPA and SHA
- Announcement to the market

Partnership with Oi

T_1 = T_0 + up to 30 days
- Fulfilment of certain guarantees by the parties

T_1 + 1 day
- Call of TNL's and Tmar's Board of Directors meeting to decide on capital increases

T_1 + 13 days
- Beginning of the period of Priority Subscription (30 days)

T_1 + 49 days
- Closing at AG, LF and TmarPart; Cash settlement at TNL and TMAR

Partnership with Contax

T_0 + 25 days
- Creation of an Independent Special Committee to provide advisory to Contax's Board about deal conditions and exchange ratio

T_0 + up to 80 days
- Elaboration of the appraisal reports

T_0 + 90 days
- Approval of "Incorporação" and Capital increase by Dedic / GPTI and Contax's Boards

T_0 + 100 days
- Shareholder's meeting of CTX, Contax and Dedic / GPTI to approve the operations
- Cash settlement

PORTUGAL TELECOM January 2011 9

Key takeaways: PT delivers on transaction terms PT delivers on transaction terms announced in July 2010: Investment of R$ 8.32bn and minimum economic stake in Oi of 22.38% Higher consolidation of Oi as a result of increased stake in Tmar Part (25.6%) PT will join group of Oi’s controlling shareholders as a strategic telecoms partner, with significant corporate governance rights PT will leverage its operational and capital markets track record to work in partnership with Oi to create value for all stakeholders Merger of Contax and Dedic / GPTI creates synergies and aligns interests of all stakeholders PT to consolidate 44.4% of CTX Expected overall net cash disbursement by PT considering both transactions of R$8.2bn PT with its strategic investment in Oi will have scale and a balanced portfolio of businesses, allowing it to secure access to technology, innovation and R&D whilst reducing execution risks PT will continue to focus geographically in Portugal, Brazil and Africa and in delivering upper quartile performance to create shareholder value PT’s successful operational experience in F2M convergence, fixed and mobile broadband and pay-TV positions it uniquely to leverage Oi´s strong market position and customer franchise to capture the significant growth opportunities in Brazil PT has robust balance sheet ratios and financial flexibility post investment in Oi, proposed extraordinary shareholder remuneration and funding of the pension fund liability PT´s cash flow profile allows it to cover its commitments to shareholders whilst maintaining an investment grade rating

Annex

Current shareholder structures 100% Telemar Participações Telemar Norte Leste (TMAR) Tele Norte Leste Participações (TNL) AG Telecom LF Tel Fundação Atlântico BNDES/ Funds Current Oi shareholder structure 49.9% 11.5% 19.4% 19.4% AG Telecom LF Tel Fundação Atlântico BNDES/ Funds Current CTX shareholder structure 44.2% 10.2% 22.8% 22.8% CTX Participações S.A. Contax Contax Participações S.A. (CTAX)

Final Oi shareholder structure Post Transaction Oi and Contax Shareholder Structure Telemar Norte Leste S.A. (TMAR) Free-Float Free-Float Telemar Participações S.A. Tele Norte Leste Participações S.A. (TNLP) Free-Float BRTO Total: 48.2% Total: 51.8% TBD FASS BNDES / Funds AG LF 35% 35% 12.1% 19.4% 19.4% 11.5% 37.7% AG and LF AG and LF PT’s economic stake in TMAR: minimum of 22.38% PT to consolidate 25.6% of TmarPart Final Contax shareholder structure Public Company CTX Participações S.A. Total: 34.2% Contax Participações S.A. (CTAX) FASS AG LF 35% 35% 19.9% 35% 35% 10.2% Total: 65.8% PT’s economic stake in Contax: 19.5%¹ PT to consolidate 44.4% of CTX Free-Float (1) 100% Contax 100% Dedic GPTI TBD TBD TBD TBD TBD TBD TBD TBD Note:(1) Assumes PT does not sell its shares in Contax, representing 7.0% of PNs shares and 4.3% of total

For further information: Nuno Vieira Investor Relations Director +351 21 500 1701 nuno.t.vieira@telecom.pt www.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2011

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.